UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Heron Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	94-2875566
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

100 Regency Forest Drive, Suite 300, Cary, NC	27518
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.01 per share	The Nasdaq Capital Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None.

Item 1. Description of Registrant’s Securities to be Registered.

On August 13, 2025, the Board of Directors (the “Board”) of Heron Therapeutics, Inc. (the “Company”) adopted a Tax Benefit Preservation Plan, dated August 14, 2025, by and between the Company and Computershare Trust Company, N.A., as rights agent (as amended from time to time, the “Plan”).

By adopting the Plan, the Board is seeking to protect the Company’s ability to carry forward its net operating losses (collectively, “NOLs”). For federal and state income tax purposes, the Company may “carry forward” NOLs in certain circumstances to offset current and future taxable income, which will reduce future federal and state income tax liability, subject to certain requirements and restrictions. However, if the Company were to experience an “ownership change,” as defined in Section 382 of the Internal Revenue Code (the “Code”), its ability to utilize these NOLs to offset future taxable income could be significantly limited. Generally, an “ownership change” would occur if the percentage of the Company’s stock owned by one or more “five percent stockholders” increases by more than fifty percentage points over the lowest percentage of stock owned by such stockholders at any time during the prior three-year period.

Recent financing transactions by the Company to raise capital and fund the Company’s operations have increased the beneficial ownership of the Company’s common stock, par value $0.01 per share (“Common Stock”) held by certain of the Company’s existing investors, which has increased the risk of an ownership change under Section 382 of the Code. The Plan is intended to act as a deterrent to any person acquiring 4.99% or more of the outstanding shares of the Company’s Common Stock, or any existing 4.99% or greater holder from acquiring any additional shares of Common Stock, in each case, without the approval of the Board and thus mitigate the threat that stock ownership changes present to the Company’s NOL asset. The Plan includes a procedure whereby the Board will consider requests to exempt certain proposed acquisitions of Common Stock from the applicable ownership trigger if the Board determines that the requested acquisition will not limit or impair the availability of the NOLs to the Company.

The following summary provides only a general description of the Plan and is qualified in its entirety by the Plan, which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Dividend of Preferred Stock Purchase Rights

In connection with its adoption of the Plan, on August 13, 2025, the Board declared a dividend of one preferred stock purchase right (individually, a “Right” and collectively, the “Rights”) for each share of Common Stock of the Company outstanding at the close of business on August 15, 2025 (the “Record Date”). Each Right will entitle the registered holder, after the Rights become exercisable and until August 14, 2026 (or the earlier redemption, exchange or termination of the Rights), to purchase from the Company one one-thousandth of a share of the Company’s Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $7.00 per one one-thousandth of a share of Preferred Stock, subject to certain anti-dilution adjustments (the “Purchase Price”).

One Right will be distributed to stockholders of the Company for each share of Common Stock owned of record by them at the close of business on August 15, 2025. As long as the Rights are attached to the Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares will have attached Rights. The Company has reserved 400,000 shares of Preferred Stock for issuance upon exercise of the Rights.

Transfer, “Flip In” and Exercise of Purchase Rights

Until the earlier to occur of (i) the close of business on the tenth business day following a public announcement that a person or group has acquired, or obtained the right to acquire, beneficial ownership of 4.99% or more of the Common Stock (an “Acquiring Person”) or (ii) the close of business on the tenth business day following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 4.99% or more of the Common Stock (the earlier of (i) and (ii) being called the “Distribution Date”), the Rights will be evidenced, with respect to Common Stock certificates outstanding as of the Record Date, by such Common Stock certificates, or, with respect to uncertificated Common Stock registered in book entry form, by notation in book entry, in either case together with a copy of the Summary of Rights attached as Exhibit C to the Plan. The Board can postpone the Distribution Date in certain circumstances. Shares held by persons participating in a group are deemed to be beneficially owned by all persons treated as the same entity for purposes of Section 382 of the Code.

The Plan provides that any person who beneficially owned 4.99% or more of the Common Stock as of the first public announcement of the adoption of the Plan (each an “Existing Holder”) shall not be deemed to be an “Acquiring Person” for purposes of the Plan unless the Existing Holder becomes the beneficial owner of one or more additional shares of Common Stock, other than pursuant to (i) a dividend or distribution paid or made by the Company on the outstanding Common Stock, (ii) a split or subdivision of the outstanding Common Stock, (iii) the acquisition of Common Stock upon the exercise of any option, warrants or other rights, or upon the initial grant or vesting of restricted stock, granted by the Company to its directors or officers, or (iv) the acquisition of Common Stock upon the issuance or exercise of any options, warrants or other rights, or upon the conversion of convertible notes, convertible preferred stock, or other convertible securities pursuant to agreements or transactions entered into and executed by the Company prior to the date of the Plan. However, if upon acquiring beneficial ownership of one or more additional shares of Common Stock, the Existing Holder does not beneficially own 4.99% or more of the Common Stock then outstanding, the Existing Holder will not be treated as an “Acquiring Person” for purposes of the Plan.

The Rights will be transferred only with the Common Stock until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights). After the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on August 14, 2026, subject to the Company’s right to extend such date, unless earlier redeemed or exchanged by the Company or terminated, or if the Board determines that the NOLs are utilized in all material respects or no longer available in any material respect under Section 382 of the Code or that an ownership change under Section 382 of the Code would not adversely impact in any material respect the time period in which the Company could use the NOLs, or materially impair the amount of the NOLs that could be used by the Company in any particular time period, for applicable tax purposes. The Rights do not have any voting rights.

Rights and Preferences of Preferred Stock

Each share of Preferred Stock purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment equal to the greater of (i) $1.00 or (ii) 1,000 times the dividend, if any, declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends), provided that such holders of the Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes and will vote together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of the Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The Preferred Stock will not be redeemable. The Rights are protected by customary anti-dilution provisions.

The Purchase Price payable, and the number of one one-thousandth of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in shares of Preferred Stock (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

Until a Right is exercised, the holder of a Right, as such, will have no rights as a stockholder of the Company other than the rights such holder has as a result of its ownership of Common Stock.

Merger, Exchange or Redemption of Purchase Rights

In the event that a person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person and shares of the Common Stock were not changed or exchanged in such merger, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the then current Purchase Price of one Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of one Right.

At any time after a person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the then outstanding Common Stock, the Board may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which have become void), in whole or in part, for shares of Common Stock at an exchange rate of one share of Common Stock per Right (subject to adjustment).

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) by the Board at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Amendment of Plan

Any of the provisions of the Plan may be amended by the Board for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Plan in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person).

Item 2. Exhibits.

Exhibit No.	Description

1

Tax Benefit Preservation Plan between Heron Therapeutics, Inc. and Computershare Trust Company N.A. dated August 14, 2025, which includes the Form of Certificate of Designations of Series B Preferred Stock as Exhibit A, Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K dated August 15, 2025)

2	Press Release, dated August 15, 2025 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K dated August 15, 2025)

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Heron Therapeutics, Inc.

Date: August 15, 2025	/s/ Ira Duarte
Ira Duarte
Executive Vice President, Chief Financial Officer